S&P Upgrades Agibank’s Credit Rating to ‘brAA’

With this new rating, the Bank reaches the ‘AA’ level across all three major rating agencies: S&P, Fitch, and Moody’s Local

São Paulo, August 20, 2026 – Agibank, a bank operating a hybrid platform that combines the efficiency and scalability of digital channels with the proximity and personalized service of a physical presence has had its credit rating upgraded by S&P Global Ratings from ‘brAA-’ to ‘brAA’, with stable outlook. With this new classification, the institution now holds an ‘AA’ level rating from all three major agencies that assess its credit risk: S&P, Fitch Ratings, and Moody’s Local. Agibank is a subsidiary company of Agi Inc. (NYSE: AGBK) (“Agi”).

In its report, the rating agency notes: “Our rating incorporates a positive holistic adjustment based on the bank’s strong operational performance and growth trajectory. We highlight the institution’s ability to expand its operations and its pursuit of revenue growth, factors that have increased its market relevance while the bank maintains its focus on its core business. Furthermore, we highlight its funding diversification strategy, evidenced by the use of Credit Rights Investment Funds (FIDCs) and the strengthening of relationships with institutional investors.”

“This upgrade by S&P completes an important cycle of recognition and places Agibank at the ‘AA’ level across all three agencies that monitor the institution. This result confirms the consistency of our operational performance, the robustness of our growth trajectory, and the execution of a strategy that combines responsible expansion, revenue diversification, and the broadening of funding sources,” said Marcello Dubeux, Chief Financial and Investor Relations Officer at Agi.

This move follows two other rating upgrades in 2026. In June, Moody’s Local upgraded Agibank’s long-term national scale rating from ‘AA-.br’ to ‘AA.br’. In July, Fitch Ratings assigned the bank an ‘AA(bra)’ rating. These assessments recognized, among other factors, the bank’s gain in scale, expansion of operations, diversification of revenue and funding, strengthening of governance, and the evolution of internal controls.

“The recognition from all three agencies demonstrates that Agibank is growing consistently and maintaining disciplined execution. Our hybrid model, proximity to customers, and ability to innovate and diversify our business continue to strengthen the institution and expand our market relevance,” said Glauber Correa, CEO of Agibank.

The full report published by S&P Global Ratings can be accessed here.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

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